November 28, 2005

Mail Stop 4561

Mr. W. Dan Puckett
Chairman and Chief Executive Officer
CapitalSouth Bancorp
2340 Woodcrest Place, Suite 200
Birmingham, AL 35209

Re: CapitalSouth Bancorp
       Amendment No. 1 to Registration Statement on Form S-1
       Filed November 16, 2005
       File No. 333-128829

Dear Mr. Puckett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Consolidated Financial Data, page 5

1.   We note that you calculate your efficiency ratio on page 6 *net of securities gains and losses*. Please tell us how your calculation complies with FDIC guidance which defines this ratio as noninterest expense (less the amortization of intangible assets) as a percentage of net interest income and noninterest income.

2.   As your calculation of the efficiency ratio appears to be inconsistent with regulatory definitions, and is therefore considered a non-GAAP financial measure under Item 10(e) of Regulation S-K, please revise to reconcile your calculation of the efficiency ratio to the FDIC-defined ratio, explain how management uses this ratio and discuss its usefulness to a reader.

Notes to Consolidated Financial Statements

Note 1 – Summary of Business and Significant Accounting Policies, page F-7

General

3.   We note your response to comment 16 of our letter dated November 4, 2005.   In your response you state that you account for your warrant to purchase an additional 5% of the stock of Consumer National Bank at cost.   Please tell us how you considered the guidance in paragraphs 6 – 9 of SFAS 133 in determining whether your warrant meets the definition of a derivative instrument which should be accounted for at fair value.

4.   Please revise your financial statement footnotes to disclose your accounting policy for stock purchase warrants.

Exhibit 5.1: Legality Opinion

5.   We note in the last paragraph, you disclaim any obligation to update your opinion. Please remove this language or file this opinion immediately before your registration statement is made effective.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rebekah Moore at (202) 551-3463 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd Schiffman
Assistant Director

cc: J. Paul Compton, Jr., Esq
     Bradley Arant Rose & White LLP
     One Federal Place
     1819 Fifth Avenue North

Birmingham, AL 35203